June 19, 2006

Linda Cvrkel
Branch Chief — Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DaimlerChrysler AG Form 20-F for the Fiscal Year Ended December 31, 2005 File No. 1-12356

Dear Ms. Cvrkel:

We have received the comment letter dated May 25, 2006, with respect to our 2005 Annual Report on Form 20-F, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Attached are our responses to the Staff’s comments.

Pursuant to the Staff’s request, DaimlerChrysler acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call Robert Köthner at +49-711-17-92543. In the event of a written response, please use the following fax number: +49-711-17-94116.

Sincerely,

/s/ Bodo Uebber	/s/ ppa. Robert Köthner
Bodo Uebber	Robert Köthner
Member of the Board of Management	Vice President
Finance & Controlling/Financial Services	Chief Accounting Officer

M E M O R A N D U M

                                                                                                                                                June 19, 2006

TO:	Ms. Linda Cvrkel
Securities and Exchange Commission

FROM:	DaimlerChrysler AG

Re:	DaimlerChrysler AG
Form 20-F for the Fiscal Year Ended December 31, 2005
File No. 1-12356

We are responding to the Staff’s comment letter, dated May 25, 2006, with respect to our 2005 Annual Report on Form 20-F. Following are our responses to the Staff’s comments, which we have restated for your convenience.

Form 20-F for the year ended December 31, 2005

Information on the Company, Off-Highway, page 10
Note 10. Disposal of Off-Highway, Assets and Liabilities Held for Sale and
Discontinued Operations, page F-37

1.              You disclose that the operations of the Off-Highway business have not been presented as discontinued operations in your consolidated income statements since you expect significant anticipated continuing sales of products to the Off-Highway business which are expected to continue beyond one year after disposal. In this regard, supplementally tell us how you determined the significance of continuing cash flows supporting your current presentation of Off-Highway’s results of operations as part of continuing operations (versus discontinued operations). See paragraph 42 of SFAS 144 and EITF 03-13. In addition, revise your discussion of the sale transaction in future filings to discuss the expected gain (loss) related to the sale. Additionally, since you present the assets of this business as “held for sale,” please revise the notes to your financial statements to include all the disclosures required by paragraph 47 of SFAS No. 144, as applicable.

Response:

We have considered the guidance in SFAS 144, primarily para. 42 of SFAS 144 and related EITF 03-13 in determining whether our Off-Highway business should be reported as discontinued operations. The Off-Highway business represents a component of an entity and the related disposal group met the conditions in para. 30 of SFAS 144 to be classified as held for sale. Accordingly, the assets and liabilities of the Off-Highway business were each presented separately on our balance sheet as of December 31, 2005.

SFAS 144 requires a component of an entity that has been disposed of by sale or is classified as held for sale to be presented as discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the entity (here DaimlerChrysler) and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. Presentation as discontinued operations is not permitted if those conditions are not met.

In applying the guidance in EITF 03-13, we have considered the effect of our continuing activities with the Off-Highway business which are revenue-generating or cost-producing continuing activities resulting in continuing direct cash flows from the Off-Highway business.

DaimlerChrysler continues to ship low-range engines and related spare parts to Off-Highway and generates direct cash flows from those sales under the terms of framework agreements for the supply by DaimlerChrysler of such products to the Off-Highway business. In order to be competitive, Off-Highway has to offer its customers a comprehensive range of engines including low-range engines. Off-Highway will not be able to manufacture such low-range engines before the development of its own proprietary low-range engine has been completed. In the meantime, the disposed business will have to obtain these engines from DaimlerChrysler for at least a couple of years. DaimlerChrysler also generates direct cash flows from providing certain services (information technology, logistics, workforce) and leasing certain property to the Off-Highway business.

In assessing the significance of the relevant continuing activities, we separately analyzed the expected cash flows from sales of products and services to the Off-Highway business based on the forecast for the year 2006 (according to EITF 03-13, para. 8). Based on our analysis, we expect the estimated cash inflows from continued sales of products and services to the disposed component to equal approximately 13% of the total projected cash flows which the disposed Off-Highway business would have generated absent its sale by DaimlerChrysler. We expect those direct cash flows to continue beyond one year.

Based on our analysis, we concluded that presenting the Off-Highway business as discontinued operations would be inappropriate due to the significance of continuing cash flows from direct revenue-generating activities.

We provided the following disclosure required by SFAS 144, para. 47 regarding the Off-Highway business in our financial statements as follows:

•                  The facts and circumstances leading to the expected disposal and the expected manner and timing of that disposal (SFAS 144, para. 47 a.) are disclosed in Note 4 (page F-27 of our 2005 Form 20-F);

•                  The carrying amounts of the major classes of assets and liabilities included as part of the disposal group (SFAS 144, para. 47 a.) are disclosed in Note 10 (page F-38);

•                  We did not disclose any gain or loss in accordance with SFAS 144, para. 37 because we did not incur a loss from the anticipated sale and the gain could not be recognized in 2005 as the sale was not consummated in that period. We will disclose the gain in our 2006 financial statements;

•                  We did not disclose any revenues or pre-tax profit or losses from discontinued operations according to SFAS 144, para. 47 c. because the disposal of the Off-Highway business failed to meet the conditions of presentation as discontinued operations;

•                  We disclosed in Note 35 (page F-83) in which segment the disposal group was reported (SFAS 144, para. 47 d.).

Item 5. Operating and Financial Review and Prospects, page 35
Item 3. Key Information, Selected Financial Data, page 2
Note 1. Summary of Significant Accounting Policies
General, page F-10
Note 31. Legal Proceedings, page F-66

2.              Please refer to the second paragraph of Note 1 and the twenty-second through twenty-fifth paragraphs of Note 31. Please revise the notes to your financial statements to clearly describe your misstatements by disclosing the exact nature and related amounts comprising each material component of the net error adjustments to your financial statements to correct for misstatements in fiscal years 1994 through 2004. In this regard, please revise your notes to include table(s) that depict, by fiscal year, the exact nature of the items comprising each component of the net adjustments, and the impact of each component on operating profit, net income and stockholder’s equity, as applicable. For example, the disclosure related to adjustments resulting from your FCPA internal investigation disclosed in Note 31 should be expanded to include a table that depicts the nature (e.g., self-reported potential tax liabilities, misclassification of, or failure to record, commissions, and other payments and expenses, consolidation errors, etc.) and related amount of each item comprising the charges to your 2005 consolidated statement of income to correct misstatements relating to the years 2003 and 2004 which had the effect in reducing 2005 operating profit and net income by €16 million and €64, respectively, in addition to the adjustment to stockholders’ equity of €222 to correct accumulated misstatements in the periods 1994 through 2002. Similar revisions should be made for the adjustments related to compensation to expatriate employees disclosed in Note 31 and the other accounting matters disclosed in the second paragraph of Note 1 such as the adjustments to correct the accounting for certain derivative instruments that did not quality for hedge accounting treatment, deferred income taxes and other minor misstatements. The table(s)

should agree to the overall adjustments that impacted operating profit, net income and stockholders’ equity, as applicable, for each year presented.

Similar disclosures should also be provided in footnotes (1) and (2) to your Selected Financial Data table on pages 2 and 3 of your Form 20-F. Item 5, “Operating and Financial Review and Prospects” should also be revised to include a discussion of the restatements. This discussion should be presented in a level of detail consistent with that to be provided in your revised financial statement disclosures.

Response:

We respectfully advise the staff that we believe the disclosures about the misstatements in our 2005 Form 20-F are adequate and comply with relevant disclosure requirements. In our view, the information provided in the attachment demonstrates that neither the aggregate net error adjustments to our financial statements nor any of the individual items included therein are material to operating profit or net income of any of the periods presented or stockholders’ equity as of January 1, 2003.

In light of the staff’s comment, we will, however, revise our 2005 financial statements and amend Item 18 of our Form 20-F for that year to include tables in Notes 1 and 31 clarifying the nature and amounts of the various misstatements discussed in those footnotes, respectively. Attachment I outlines the respective disclosures we will add to the second paragraph of Note 1 and to the discussion in paragraphs 22 through 25 of Note 31 to our financial statements.

We also respectfully advise the Staff that we do not believe that a discussion in Item 5 of any of the individual components of the net error adjustments or items comprising such components is generally required or warranted. We discussed those misstatements that we deemed necessary for an understanding of the effects of such adjustments on segment operating profit and refer to our discussion of the operating profit of the Chrysler Group on page 52 of our 2005 Form 20-F, last paragraph, which states that 2004 operating profit was affected by a correction of the calculation of the advertising accrual.

We also do not believe that disclosure of these components or items is required as part of the presentation of selected financial data whose primary purpose is to summarize key information about the company’s financial condition. We note, however, that footnote 1 to the Selected Financial Data table includes a reference to Note 1 to the consolidated financial statements, which contains additional information regarding each component and the related amounts of the adjustments.

Note 3. Significant Equity Method Investments
Toll Collect, page F-23

3.              We note the disclosure indicating that you hold a 45% equity interest in Toll Collect, the joint venture formed to install and operate a system for electronic collection of tolls from commercial vehicles using German highways. We also note that you have a significant variable interest in this entity but have determined that you are not the primary beneficiary and are therefore not required to consolidate the entity in your consolidated financial statements. Given the nature and terms of the guarantee arrangements that you have provided to the Federal Republic of Germany relating to the completion and operation of the toll collection system as outlined on page F-24, and the fact that you are the only joint venture participant that has guaranteed a bank loan up to Euro 600 million, please explain in detail your basis for your conclusion that you are not the primary beneficiary with respect to Toll Collect’s operations. We may have further comments upon receipt of your response.

Response:

DaimlerChrysler’s wholly-owned subsidiary DaimlerChrysler Financial Services AG holds a 45 % equity interest in Toll Collect. The remaining equity interests are held by the joint venture partners Deutsche Telekom AG (45%) and Cofiroute (10%). As disclosed on page F-24 of our annual report on Form 20-F, the joint venture partners have provided various guarantees supporting the operations of Toll Collect GmbH. In that context, DaimlerChrysler and Deutsche Telekom each have guaranteed bank loans up to Euro 600 million; the underlying loans rank pari passu. Based on our analysis, DaimlerChrysler holds variable interests in Toll Collect, but is not the primary beneficiary with respect to Toll Collect as it does neither absorb a majority of the expected losses of Toll Collect nor receive a majority of the entity’s residual return.

Accordingly, we respectfully advise the Staff that we are not the only joint venture participant that has guaranteed a bank loan and believe the Staff’s comment is based on a fact pattern that is different from the terms governing our involvement in Toll Collect.

Note 5. Functional Costs and Other Expenses
Headcount reduction initiative at Mercedes Car Group, page F-28

4.              Supplementally provide us with, and revise future filings to include, a schedule of material categories of costs and expenses included in the charge for headcount reduction. Separately quantify the following: employee termination payments; pension and OPEB costs relating to terminated employees; other costs relating to terminated employees. Please explain material elements within each category.

Response:

The costs for headcount reduction of €670 million disclosed in Note 5 include €663 million of employee termination benefits,€6 million for outplacement services provided by a third party to employees who signed a termination contract prior to December 31, 2005, and €1 million for benefits to be paid to employees as relocation compensation .

The charges for headcount reduction disclosed in Note 5 do not include any pension or OPEB costs relating to terminated employees. The terminations resulted in a decrease of the projected benefit obligation by approximately €15 million and are reflected within unrecognized actuarial losses related to our German pension plan.

We do not believe that there are any material components of the charge other than the employee termination benefits disclosed in Note 5 which warrant separate disclosure.

Note 23. Stockholders’ Equity
Comprehensive Income/(Loss), page F-48

5.              We note the disclosure indicating that effective October 1, 2004, the Chrysler Group prospectively changed the functional currency of DaimlerChrysler Canada Inc. (“DCCI”) from the US dollar to the Canadian dollar due to several significant economic and operational changes at DCCI including a reduction of US sourced components. Please tell us in further detail the nature and specific timing of the economic and operational changes at DCCI that necessitated the change in functional currency from the US dollar to the Canadian dollar. As part of your response, please tell us how the various factors outlined in paragraph 42 of SFAS No. 52 were considered in your determination that the functional currency should be changed from the US dollar to the Canadian dollar. We may have further comment upon receipt of your response.

Response:

DaimlerChrysler Canada, Inc. (“DCCI”) is the Canadian-based contract-manufacturer of certain Chrysler and Dodge vehicles. In addition, it markets, sells and distributes Chrysler, Jeep® and Dodge vehicles in the Canadian market. The contract manufacturing arrangement between DCCI and DaimlerChrysler Corporation (“DCC”), its U.S. parent, was structured such that DCCI sells all of its production to DCC and, in turn, purchases all vehicles to be sold in the Canadian market from DCC. On average, approximately 7% of the total annual vehicle production of DCCI is built for the Canadian market.

As part of an initiative to centrally manage risk associated with foreign currency holdings, the Risk Management Committee of DCC enacted a policy change that amended the currency in which DCCI and DCC priced, invoiced and settled inter-company sales and purchases of vehicles to Canadian dollar (“CAD”) from U.S. dollar (“USD”) under its contract manufacturing agreement. This change was effective October 1, 2004 and resulted in a dramatic shift in the currency of DCCI’s net cash flows from USD to CAD. Additionally, this change in settlement is considered indefinite and will not be changed in the foreseeable future.

The change in the pricing, invoicing and settlement currency to CAD in 4Q, 2004, significantly altered the cash flows for DCCI, shifting from predominantly USD to CAD. (Refer to the chart below, all amounts in millions of $)

In conjunction with the change in the pricing, invoicing and settlement terms, the requirements of SFAS 52 “Foreign Currency Translation” were reviewed. The change in functional currency for DCCI was further supported by a review of other economic and operational factors in accordance with SFAS No.52, par. 42. These included the following:

a. Cash flow indicators

•                  Cash flows, related to the individual assets and liabilities, are primarily in CAD.

•                  Operational cash flows are used first to fund local operations including payroll and trade payables.

•                  The primary obligations, other than trade payables, include pension and benefit obligations and warranty provisions. These obligations are settled in CAD independent the parent company’s cash flows.

b. Sales price indicators

•                  Sales prices of vehicles in the Canadian market are not primarily responsive on a short-term basis to changes in exchange rates but are determined by local competition versus worldwide competition / international prices.

c. Sales market indicators

•                  There is an active local sales market for sales of vehicles, leases, parts, service and service contracts

o                 Public sales are denominated in CAD.

o                 Inter-company vehicle sales historically denominated in USD, are priced, invoiced and settled in CAD effective 10/1/04.

d. Expense indicators

•                  Labor, non-productive material and other costs are primarily denominated in CAD. Both inter-company and supplier productive parts are sourced from Canada, the US and foreign countries.

•                  The trend is towards sourcing of component parts from Canada and outside of North America, which will further decrease the US content and dilute the dependency on DCC and other U.S. suppliers. This is demonstrated by a gradual reduction in the sourcing of production parts and engineering to the Windsor and Brampton facilities, DCCI’s principal manufacturing facilities. Between the 2001 and 2005 model years, these two major assembly plants in Canada showed an increase in Canadian and other non-US sourced vehicle content (expressed as a % of total vehicle content) from 35% to 42% and from 43% to 56% respectively.

e. Financing indicators

•                  Financing is primarily denominated in CAD, and funds generated by the operations are sufficient to service any normally expected debt obligations. In addition, DCCI has CAD-denominated lines of credit available with Canadian banks.

f. Intercompany transactions and arrangement indicators

•                  The Inter-company Agreements with DCC, that were effective beginning with the 2001 model year, provide for profits on manufacturing and distribution activities that are based on independent, arms-length transactions and transfer the transaction impact of DCCI’s foreign currency activity to DCC through periodic transfer pricing adjustments.

•                  Although DCCI has significant inter-company transactions and arrangements with DCC, DCCI’s operations are substantive and do not represent a mere extension of the parent.

The economic and operational circumstances, which resulted in the change in functional currency at DCCI, occurred over a period of time but culminated in the fourth quarter of 2004 when it was established that future inter-company billings for vehicle sales and purchased were to be priced, invoiced and settled in CAD. The significant change in cash flows from a predominance of USD to CAD in 4Q 2004 led to the conclusion that the economic and operational changes experienced by DCCI were sufficient to require a prospective change in the functional currency from USD to CAD effective 10/01/2004.

Note 31. Legal Proceedings

6.              We note that your discussion of many of the pending claims and litigation included in Note 31 do not quantify the amounts or ranges of potential losses to which you are exposed. Please revise future filings to discuss the amounts or ranges of potential losses to which you are exposed in connection with all material claims and litigation as required by paragraph 10 of SFAS No. 5. If no estimate of potential loss can be made, please include disclosure indicating that an estimate cannot be made. Refer to the guidance outlined in SAB Topic 5:Y, Question 2. Also, please revise to disclose the aggregate amount of any accruals that you have established for your pending claims and litigation as required by paragraph 9 of SFAS No. 5.

Response:

As requested, in future filings we will either disclose, in the aggregate, an estimate of the possible losses or range of losses in connection with pending material claims and litigation or we will indicate that such an estimate cannot be made.

We note that while paragraph 9 of SFAS No. 5 requires disclosure of the nature of an accrual, it indicates that disclosure of the amount accrued is not required unless the circumstances make it necessary for the financial statements not to be misleading. Accordingly, we will disclose the aggregate amount of accruals established in connection with our material claims and litigation in future filings if we believe that such amount is material to our consolidated financial statements and that such disclosure is necessary for our financial statements not to be misleading.

Attachment I: Suggested revisions to Notes 1 and 31 to DaimlerChrysler’s 2005 consolidated financial statements

(Note 1 revised)

Certain amounts reported in previous years have been reclassified to conform to the 2005 presentation. In connection with an internal investigation of certain accounts, transactions and payments, DaimlerChrysler made adjustments to its January 1, 2003 stockholders’ equity balance to correct for misstatements in years prior to 2003 and recognized charges in its 2005 consolidated financial income statement to correct for misstatements in the years 2003 and 2004 (see Note 31). DaimlerChrysler also adjusted its January 1, 2003 stockholders’ equity balance and recognized charges in its 2005 income relating to the years 2003 and 2004 to correct the accounting for certain derivative instruments that did not qualify for hedge accounting treatment, deferred income taxes of its U.S. subsidiaries, and other minor misstatements. The charges recognized for 2003 und 2004 had the effect of reducing operating profit by €55 million, financial income by €58 million, tax expense by €7 million, and 2005 net income by €106 million in the 2005 statement of income. The total adjustments relating to the years prior to 2003 had the effect of increasing stockholders’ equity as of January 1, 2003 by €72 million. The 2003 and 2004 misstatements were not material to those years and the charges recognized in 2005 to correct the misstatements of those years were not material to the consolidated statement of income for 2005. In addition, the adjustments to January 1, 2003 stockholders’ equity to correct the cumulative misstatements as of that date were not material to beginning stockholders’ equity as of January 1, 2003. The following table provides detailed information about the exact nature and related amount comprising each component of the adjustments made to correct for those misstatements:

	Effect of accumulated misstatements	Effect of out of period adjustments on net income 2005			Effect of out of period adjustments on operating profit 2005
	on stockholders’ equity as of January 1, 2003	Total	Related to 2004	Related to 2003	Total	Related to 2004	Related to 2003
	(in millions of €)
Adjustments resulting from DaimlerChrysler’s internal investigation of certain accounts, transactions and payments (see Note 31)	(306)	(89)	(53)	(36)	(50)	(30)	(20)
Derivative instruments that did not qualify for hedge accounting	291	(37)	12	(49)	—	—	—
Deferred income taxes of U.S. subsidiaries	106	20	(9)	29	—	—	—
Correction of advertising accrual	—	10	(37)	47	14	(61)	75
Deferral of supplier payments received	—	(28)	(17)	(11)	(45)	(27)	(18)
Recognition of earned supplier warrants	—	14	14	—	23	23	—
Capitalization of interest	—	4	4	—	—	—	—
Correction of retirement accrual	6	2	1	1	3	1	2
Canadian income taxes	(25)	(2)	(1)	(1)	—	—	—
Total	72	(106)	(86)	(20)	(55)	(94)	39

1

(Note 31 revised)

In August 2004, the U.S. Securities and Exchange Commission (SEC) opened a formal investigation into possible violations by DaimlerChrysler of the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act (FCPA). The U.S. Department of Justice (DOJ) has also requested information in this regard. DaimlerChrysler is voluntarily sharing with the DOJ and the SEC information from its own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and is providing the agencies with information pursuant to outstanding subpoenas and other requests. Following is a summary of information DaimlerChrysler uncovered to date in connection with its internal investigation. Further issues may arise as the company completes its investigation.

- DaimlerChrysler determined that improper payments were made in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe. These payments raise concerns under the U.S. FCPA, German law, and the laws of other jurisdictions.

- In connection with its internal investigation, DaimlerChrysler has identified and self-reported potential tax liabilities to tax authorities in Germany and other jurisdictions. These tax liabilities of DaimlerChrysler AG and certain foreign affiliates result from misclassifications of, or the failure to record, commissions and other payments.

- DaimlerChrysler determined that certain payable accounts related to consolidated subsidiaries were not eliminated during consolidation.

- DaimlerChrysler is taking action to address and resolve the issues identified in the course of our investigation to safeguard against the recurrence of improper conduct. This includes evaluating and revising its governance policies and internal control procedures.

In connection with these issues, DaimlerChrysler recognized charges in its 2005 consolidated statement of income to correct misstatements relating to the years 2003 and 2004 which had the effect of reducing 2005 operating profit by €16 million and reducing 2005 net income by €64 million. In addition, DaimlerChrysler adjusted stockholders’ equity as at January 1, 2003 to correct accumulated misstatements in the periods 1994 through 2002 which had the effect of reducing the January 1, 2003 balance of stockholders’ equity by €222 million. DaimlerChrysler recognized a charge of €125 million in the third quarter of 2005 with respect to tax liabilities that had been identified in the course of the internal investigation by the date the unaudited interim financial statements for the third quarter 2005 were issued. Following its continued investigation of the misstatements discussed above, DaimlerChrysler subsequently determined that any adjustments for pre-2003 periods should be reflected in the January 1, 2003 balance of stockholders’ equity. Accordingly, DaimlerChrysler reversed €100 million of the €125 million charge originally recognized in the third quarter 2005. This amount is reflected in the €222 million reduction of the January 1, 2003 balance of stockholders’ equity.

DaimlerChrysler’s internal investigation into possible violations of law is ongoing. If the DOJ or the SEC determines that violations of U.S. law have occurred, it could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees, as well as additional changes to its business practices and compliance programs.

DaimlerChrysler also determined that for a number of years a portion of the taxes related to compensation paid to expatriate employees was not properly reported. In connection with this underpayment of taxes, DaimlerChrysler recognized charges in its 2005 consolidated statement of income to correct corresponding overstatements relating to the years 2003 und 2004 which had the effect of reducing 2005 operating profit by €34 million and reducing 2005 net income by €25 million. In addition, DaimlerChrysler adjusted stockholders’ equity as at January 1, 2003 to correct accumulated overstatements of net income in the periods 1994 through 2002 which had the effect of reducing the January 1, 2003 balance of stockholders’ equity by €84 million. DaimlerChrysler voluntarily reported potential tax liabilities resulting from these issues to the tax authorities in various jurisdictions.

2

The following table provides detailed information about the exact nature and related amount comprising each component of the adjustments made to correct for the misstatements related to the internal investigation and the expatriate employee compensation:

	Effect of accumulated misstatements on	Effect of out of period adjustments on net income 2005			Effect of out of period adjustments on operating profit 2005
	stockholders’ equity as of January 1, 2003	Total	Related to 2004	Related to 2003	Total	Related to 2004	Related to 2003
	(in millions of €)
Self-reported potential tax liabilities	(265)	(65)	(34)	(31)	(21)	(9)	(12)
Intercompany accounts not properly eliminated in consolidation	37	(15)	(18)	3	(16)	(20)	4
Consolidation of controlled entities previously not consolidated	6	16	10	6	21	14	7
Subtotal - Internal investigation into possible violations of law	(222)	(64)	(42)	(22)	(16)	(15)	(1)
Unreported taxes related to compensation of expatriate employees	(84)	(25)	(11)	(14)	(34)	(15)	(19)
DaimlerChrysler’s internal investigation of certain accounts, transactions and payments	(306)	(89)	(53)	(36)	(50)	(30)	(20)

3